UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

         (AMENDMENT NO. 1 - INTERNATIONAL FINANCIAL ADVISORS, K.S.C.C.)*

                           U.S. HELICOPTER CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   90342H 10 0
                                 (CUSIP Number)

                            Jassim Mohammed Al Bahar
                   International Financial Advisors, K.S.C.C.
                                  P.O. Box 4694
                                   Safat 13047
                                     Kuwait
                            Telephone: + 965-245-5363
                    -----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90342H 10 0

1.    Names of Reporting Persons
      International Financial Advisors, K.S.C.C.

      I.R.S. Identification Nos. of Above Persons (entities only)
      Not applicable
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group
      (a)                                                                    [ ]
      (b)                                                                    [X]
--------------------------------------------------------------------------------
3.    SEC Use Only
--------------------------------------------------------------------------------
4.    Source of Funds

      WC
--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
     to Items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

      Kuwait
--------------------------------------------------------------------------------
 Number of        7. Sole Voting Power                            32,450,000
   Shares         --------------------------------------------------------------
Beneficially      8. Shared Voting Power                          0
  Owned by        --------------------------------------------------------------
    Each          9. Sole Dispositive Power                       40,450,000
 Reporting        --------------------------------------------------------------
Person With       10. Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned By Each Reporting Person    40,450,000
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)                 54.04%*
--------------------------------------------------------------------------------
14.   Type of Reporting Person

      CO

* Amount assumes the full exercise of warrants to purchase a total of 29,450,000 shares of U.S. Helicopter Corporation (the "Issuer") common stock. Pursuant to applicable U.S. Department of Transportation regulations, non-U.S.-based persons may not hold more than 24.9% of the voting interest of the Issuer. Non-U.S. citizens from countries with which the U.S. has an "Open Skies" bilateral agreement, such as Kuwait, may, however, own up to 49% of the "economic interest" in the Issuer. As of the date of this report, the Reporting Person holds a total of 11,000,000 shares of the Issuer's common stock, of which 3,000,000 are voting shares.

ITEM 1. SECURITY AND ISSUER

      This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of U.S. Helicopter Corporation (the "Issuer"). The address and principal executive office of the Issuer is 6 East River Piers, Suite 216, Downtown Manhattan Heliport, New York, NY 10004.

ITEM 2. IDENTITY AND BACKGROUND

      (a) (i) The name of the Reporting Person is International Financial Advisors, K.S.C.C.

            (ii) Attached hereto and incorporated herein by this reference is
            Schedule I, setting forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of the Reporting Person; (ii) each person controlling the Reporting Person, and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person.

      (b) The business address of the Reporting Person is P.O. Box 4694, Safat 13047 Kuwait.

      (c) The Reporting Person is a company engaged in provision of financial advisory services, trading in local and international securities, borrowing, lending, issuing guarantees, managing investment funds and portfolio management.

      (d) During the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons identified on Schedule I attached hereto, has been convicted in a criminal proceeding.

      (e) During the past five years, neither the Reporting Person nor, to the best of its knowledge, any of the persons identified on Schedule I attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a Kuwaiti corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      On October 17, 2007, the Reporting Person purchased 8,000,000 shares of the Issuer's common stock and warrants to purchase an aggregate of 28,700,000 shares of the Issuer's common stock pursuant to a Securities Purchase Agreement dated as of October 16, 2007 for a total purchase price of $6,600,000. The warrants are exercisable at a price of $0.01 per share for a period of five years from the date of issuance. The purchase price was paid in cash from the working capital of the Reporting Person. For additional information concerning the transaction, see Item 4.


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

ITEM 4. PURPOSE OF TRANSACTION

      The purpose of the transaction for investment purposes of the Reporting Person.

      (d) As part of the October 16, 2007 Securities Purchase Agreement between the Reporting Person and the Issuer, the Issuer agreed to take action to increase the number of directors on its Board of Directors from eight to nine and to appoint the nominee of the Reporting Person as a new director. As a result, the Reporting Person has the right to appoint two directors to the Issuer's Board after taking into account the Reporting Person's right to appoint one Board member in connection with a previous transaction between the Issuer and the Reporting Person in October 2005.

      (g) Effective October 28, 2005, the Issuer amended its Bylaws to (1) require that the composition of its Board of Directors comply with the U.S. Citizenship requirements of Subtitle VII of Title 49 of the U.S. Code, (2) provide for the maintenance of a separate stock record for its voting securities known by it to be owned or controlled by non-U.S. citizens and (3) provide for the automatic suspension of voting rights with respect to any shares held by non-U.S. citizens which, in the aggregate, exceed 24.99% of its outstanding voting securities when taken together with shares held by all other non-U.S. citizens.

      The Reporting Person has no plans or proposals which relate to Items 4 (a) through (c), (e), (f) or (h) through (j).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The Reporting Person is the beneficial owner of 40,450,000 shares of Issuer's Common Stock (the "Reporting Person Shares"), which represents approximately 54.41% of the Issuer's issued and outstanding Common Stock. This amount assumes the full exercise of warrants to purchase a total of 29,450,000 shares of the Issuer's common stock. Pursuant to applicable U.S. Department of Transportation regulations, non-U.S.-based persons may not hold more than 24.9% of the voting interest of the Issuer. Non-U.S. citizens from countries with which the U.S. has an "Open Skies" bilateral agreement, such as Kuwait, may, however, own up to 49% of the "economic interest" in the Issuer. As of the date of this report, the Reporting Person holds a total of 11,000,000 shares of the Issuer's common stock, of which 3,000,000 are voting shares.


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

      (b) The Reporting Person Shares are owned directly by the Reporting Person, with the Reporting Person having the sole power to vote and dispose of the Reporting Person Shares.

      (c) Other than the transaction between the Issuer and the Reporting Person described in Item 3, the Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

      (d)   and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person is a party to a Common Stock Purchase Agreement with the Issuer dated as of October 16, 2007 (the "Agreement"). The terms of the Agreement provide for, among other things, registration under the Securities Act of 1933 of the shares of Common Stock issued or issuable pursuant to the Agreement. In addition, the Agreement provides that the 8,000,000 shares of Common Stock issued thereunder shall not be voting shares until permissible pursuant to applicable U.S. Department of Transportation regulations.

      Pursuant to a Common Stock Purchase Agreement between the Issuer and the Reporting Person dated October 26, 2005, the Reporting Person has (1) the right to participate in future equity or debt securities offerings conducted by the Issuer for a period of two years from the date of such agreement so long as the Reporting Person holds at least five percent of the Issuer's outstanding common stock and (2) the exclusive right to develop with the Issuer a joint venture, partnership or any other commercial arrangement involving the establishment of aviation operations in the Middle East (as defined in the agreement) for a period of three years. The Agreement was previously filed as an exhibit to the Reporting Person's initial Schedule 13D.

      Other than as described in this Statement, to the best knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Securities Purchase Agreement dated as of October 17, 2007 (exhibits and schedules omitted).


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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2007

                                      INTERNATIONAL FINANCIAL ADVISORS, K.S.C.

                                      By: /s/ Jassim Mohammed Al Bahar
                                          ----------------------------
                                          Jassim Mohammed Al Bahar
                                          Authorized Signatory


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

                                   SCHEDULE I

The following sets forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of the Reporting Person;
(ii) each person controlling the Reporting Person, and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Person.

NAME & CITIZENSHIP          PRINCIPAL OCCUPATION OR EMPLOYMENT
------------------          ----------------------------------

Jassim Mohammed Al Bahar    Chairman and Managing Director
         (Kuwait)

Saleh Al Selmi              Vice Chairman and General Manager
         (Kuwait)

Wafa Ahmad Al Qatami        Director
         (Kuwait)

Ibrahim Saleh Al Tharban    Director
         (Kuwait)

Abdulwahab Al Naqeeb        Director
         (Kuwait)

Imad Al Barjas              Assistant General Manager, Human Resources
         (Kuwait)

Safeeg Haseeb               Assistant General Manager, Finance
         (Kuwait)

Sami Al Naqi                Assistant General Manager, International Investments
         (Kuwait)

Abdullah Hazzan             Local Investments Manager
         (Kuwait)

Sulaiman Al Rasheed         Marketing Manager
         (Kuwait)


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